# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hepion Pharmaceuticals, Inc., CIK 0001583771
CUSIP: 426897401
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: c/o Hepion Pharmaceuticals, Inc.,, 34 Shrewsbury Ave., Suite 1D, Red Bank, New Jersey (NJ), 07701
Date of event which requires filing of this statement: 08/03/2026
Amends the filing with accession number 0001493152-26-020941
Filed by CIK 0001633927
Persons authorized to receive notices and communications: Vincent LoPriore, c/o Hepion Pharmaceuticals, Inc.,, 34 Shrewsbury Ave., Suite 1D, Red Bank, New Jersey (NJ), 07701, (732) 902-4000

## Reporting persons
- Gravitas Capital LP (CIK 0001840140): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 21,000,000; sole dispositive power 0; shared dispositive power 21,000,000; aggregate amount beneficially owned 21,000,000 (21.4% of the class)
  Comment: (1) The percentage reported in row 13 above is calculated with a numerator of 21,000,000 shares beneficially owned by the reporting person which includes 8,000,000 shares of Common Stock issuable upon exercise of warrants and a denominator of 90,219,317 shares of Common Stock outstanding as of August 10, 2026.
- Invictus Capital Advisors Pension Plan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,250,000; shared voting power 0; sole dispositive power 5,250,000; shared dispositive power 0; aggregate amount beneficially owned 5,250,000 (5.7% of the class)
  Comment: (1) The percentage reported in row 13 above is calculated with a numerator of 5,250,000 shares beneficially owned by the reporting person including 2,000,000 shares of common stock issuable upon exercise of warrants and a denominator of 90,219,317 shares of Common Stock outstanding as of August 10, 2026.
- Vincent LoPriore (CIK 0001633927): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 5,250,000; shared voting power 21,000,000; sole dispositive power 5,250,000; shared dispositive power 21,000,000; aggregate amount beneficially owned 26,250,000 (26.2% of the class)
  Comment: (1) The percentage reported in row 13 above is calculated with a numerator of 26,250,000 shares beneficially owned by the reporting person including 10,000,000 shares of common stock issuable upon exercise of warrants and a denominator of 90,219,317 shares of Common Stock outstanding as of August 10, 2026.
  
  Vincent LoPriore is the Managing Member of Gravitas Capital LP and in such capacity has the right to vote and dispose of the 5,000,000 shares of Common Stock held by Gravitas Capital LP. Mr. LoPriore is the trustee and beneficiary of the Invictus Capital Advisors Pension Plan (the "Pension Plan") and in such capacity has the right to vote and dispose of the 1,250,000 shares of Common Stock held by the Pension Plan.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Hepion Pharmaceuticals, Inc.
Address of issuer's principal executive offices: c/o Hepion Pharmaceuticals, Inc.,, 34 Shrewsbury Ave., Suite 1D, Red Bank, New Jersey (NJ), 07701

## Item 2. Identity and Background
Name of person filing: This Statement is being filed jointly on behalf of (i) Vincent LoPriore (ii) Gravitas Capital LP and (iii) Invictus Capital Advisors Pension Plan (the "Pension Plan" and together with Gravitas Capital LP and Mr. LoPriore, the "Reporting Persons"). Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Persons pecuniary interests therein, other than those securities reported herein as being held directly by such Reporting Persons.
Residence or business address: The business address of each of the Reporting Persons is 34 Shrewsbury Ave, Red Bank, NJ 07701.
Present principal occupation or employment: Mr. LoPriore is the Executive Chairman of the Issuer. Vincent LoPriore is the Managing Member of Gravitas Capital LP. He is also the trustee and beneficiary of the Pension Plan.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Mr. LoPriore is a citizen of the United States of America. Gravitas Capital LP is a Delaware limited partnership. The Pension Plan is organized under the laws of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price of the shares of Common Stock beneficially owned by each of the Reporting Person was approximately $750,000.00.

On April 21, 2026 Gravitas Capital LP ("Gravitas") acquired 5,000,000 shares of Common Stock of the Issuer pursuant to a Securities Purchase Agreement dated April 21, 2026 for an aggregate purchase price of $200,000. On April 21, 2026, Invictus Capital Advisors Pension Plan ("Invictus") acquired 1,250,000 shares of Common Stock of the Issuer pursuant to a Securities Purchase Agreement dated April 21, 2026 for an aggregate purchase price of $50,000.

On July 31, 2026, Gravitas acquired 8,000,000 shares of Common Stock of the Issuer and one warrant to purchase 8,000,000 shares of Common Stock of the Issuer pursuant to a Securities Purchase Agreement dated July 31, 2026 for an aggregate purchase price of $400,000. On July 31, 2026, Invictus acquired 2,000,000 shares of Common Stock and one warrant to purchase 2,000,000 shares of Common Stock pursuant to a Securities Purchase Agreement dated July 31, 2026 for an aggregate purchase price of $100,000.

The warrant is immediately exercisable at $0.06 per share, subject to the Beneficial Ownership Limitation contained therein.

## Item 4. Purpose of Transaction
Purpose of transaction: The Common Stock owned by each of the Reporting Persons has been acquired for investment purposes. The Reporting Person may make further acquisitions of the Common Stock from time to time. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Item 5(a) on the cover pages for each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Item 5(b) on the cover pages for each Reporting Person.
Transactions in the class effected during the past sixty days:
On July 31, 2026, Gravitas acquired 8,000,000 shares of Common Stock of the Issuer and one warrant to purchase 8,000,000 shares of Common Stock of the Issuer pursuant to a Securities Purchase Agreement dated July 31, 2026 for an aggregate purchase price of $400,000. On July 31, 2026, Invictus acquired 2,000,000 shares of Common Stock and one warrant to purchase 2,000,000 shares of Common Stock pursuant to a Securities Purchase Agreement dated July 31, 2026 for an aggregate purchase price of $100,000.

Except as described above, none of the Reporting Persons has effected any transaction in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, each of the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement dated May 1, 2026 (incorporated by reference to Exhibit filed on May 1, 2026)

## Signatures
- Gravitas Capital LP: /s/ Vincent LoPriore, Vincent LoPriore/ Managing Member (08/20/2026)
- Invictus Capital Advisors Pension Plan: /s/ Vincent LoPriore, Vincent LoPriore/ Trustee (08/20/2026)
- Vincent LoPriore: /s/ Vincent LoPriore, Vincent LoPriore (08/20/2026)